Contact

www.linkedin.com/in/chefchriscook
(LinkedIn)

Top Skills

Banquets
Catering
Menu Development

Languages

some spanish

Chris Cook

Founder at Olia-coming soon!
San Antonio, Texas Metropolitan Area

Summary

Chris Cook is a Chef and entrepreneur with 25+ years of experience in the food and beverage industry. He is the Founder and CEO of OLIA, a functional beverage brand powered by olive leaf extract, and was also the Founder of Special Leaf Tea, his first olive leaf–inspired brand. Both ventures were born from his time working as a Chef at an olive orchard in South Texas, where he discovered the remarkable health benefits of the olive leaf.

Chris's passion for creating products that merge flavor, function, and wellness reflects his lifelong calling: to help people live better, healthier lives.

When he's not building OLIA (he's always building OLIA), Chris enjoys putting his chef skills to use, making memories with his daughter, being a loving husband, and taking his favorite Shih Tzu for walks.

Experience

Olia- Olive Leaf Tea
7 years 5 months

Founder at Olia
September 2025 - Present (8 months)

Founder and CEO at Special Leaf
December 2018 - September 2025 (6 years 10 months)
San Antonio, Texas

Chef Cooperatives, San Antonio
Vice President
January 2012 - August 2024 (12 years 8 months)
San Antonio, Texas Area

501 c3 organization of food and beverage professionals that plan and execute local farm to table dinners/pop ups/ devotion of time to area non profits to "give back".

Food & Beverage Consulting, ccookconsulting@gmail.con
Chef, Consultant
November 2007 - August 2024 (16 years 10 months)

san antonio, texas area

A culture of integrity and a web of restaurant operations experience.

Over 20 years of restaurant experience.

Restaurant consulting and development firm serving restaurants, hotels, bars, lounges, gourmet
markets and any enterprise with a food or beverage component.

Full-service Concept Development and Restaurant Management Contracts to Menu Design and Hands-On Opening Support.

Inventory Control

Food & Beverage Cost Analysis

Human Resources - Interview qualified candidates and verify their credentials.

ccookconsulting@gmail.com
Chef, Consultant
November 2007 - August 2024 (16 years 10 months)

Kuhlman Cellars
Chef, Consultant
October 2014 - September 2021 (7 years)

Stonewall, Tx.

Develop seasonal tasting menus, cater to release parties, seasonal coursed wine dinners

Francis Bogside/Hanzo restaurants
Executive Chef
August 2017 - August 2018 (1 year 1 month)

San Antonio, Texas Area

Cordillera Ranch
Chef De Cuisine
December 2016 - December 2017 (1 year 1 month)
Boerne, Texas

Quarry Hofbrau at the Rim
Chef, consultant
July 2016 - March 2017 (9 months)
San antonio/New Braunfels

Menu development

Staff training

Inventory control

Branding focus

Park Plaza Hotel Seguin and Chop House
Chef, consultant
December 2015 - December 2016 (1 year 1 month)
Seguin, Tx.

Team building and nurturing

Menu development and analytics

Restaurant placement focus

Food and labor cost structuring and implementation

O'liva
Chef, Consultant
May 2015 - December 2015 (8 months)
San Antonio, Texas Area

Built restaurant from ground up with design, employee handbook, hiring, training, all aspects of food and menu, caterings, wine tastings, inventory control, POS initiation, beverage program roll out.

Sandy Oaks Olive Orchard
Executive Chef, Food & Beverage Director Consultant
December 2013 - January 2015 (1 year 2 months)
Elmendorf, TX

Food and Beverage Cost Analysis

Wedding and Event Menu Development

Human Resource Involvement of Hiring and Nurturing Team Members

Inventory Control

Brand and Marketing Strategic Planning to Grow Exposure in Market

Farmer's Market Involvement

Westmont Hospitality, The Emily Morgan

Executive Chef

December 2010 - November 2013 (3 years)

San Antonio, Texas Area

Food and Beverage cost analysis

Restaurant, wine, spirit dinner menu development

Human Resource involvement of hiring and nurturing team members

Inventory Control

Best profitability food and beverage to date fiscal year 2011

Brand and marketing strategic planning to grow exposure in market

Consistently moving upwards in comp set

Phoenix Hospitality Group

Executive Chef Consultant

December 2009 - December 2010 (1 year 1 month)

San Antonio, Texas Area

Managed staff of 10

Devised P/L reports

Menu and staff development

Enacted wine dinner functions to gain exposure in marketplace

Consistently delivered below budget food and labor cost percentages

Hiring and nurturing of team members

Watermark Hotel Company, La Mansion del Rio, Watermark, Brasserie Pavil
Executive Sous Chef
December 2003 - May 2009 (5 years 6 months)
San Antonio, Texas Area

Menu and staff development

Oversaw restaurant, banquet, catering operations

Opened Restaurant Brasserie Pavil, Watermark Grill

Education

Johnson and Wales University

Bachelor of Arts (B.A.), Food Service Management/Culinary Arts · (1999 - 2002)

Pikes Peak Community College

Food Service Management, Culinary Arts/Chef Training · (1996 - 1998)